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                            January 28, 2022

       Diedre Gray
       Secretary
       BellRing Distribution, LLC
       2503 S. Hanley Road
       St. Louis, Missouri 63144

                                                        Re: BellRing
Distribution, LLC
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed January 21,
2022
                                                            File No. 333-261741

       Dear Ms. Gray:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2022 letter.

       Registration Statement on Form S-4, Amendment No. 1

       Notes to Unaudited Pro Forma Consolidated Financial Information, page 43

   1. We note your revisions made in response to prior comment 10. Please further clarify the necessity of the
adjustment to reverse the tax liability, given that the existing tax receivable agreement
will continue after the transactions. We note disclosure in Annex F,
                                                        Tax Matters Agreement,
Article II, Section 2.09(b) that the existing Tax Receivable
                                                        Agreement shall remain
in full force and effect and shall apply in respect of all periods ending with or before
the Merger Effective Date..." Please explain to us the implications as to how this affects
any adjustments to the pro forma financial statements before and after the Transactions
between the existing parties to the Tax Receivable Agreement.
 Diedre Gray
BellRing Distribution, LLC
January 28, 2022
Page 2

        You may contact Beverly Singleton at (202)-551-3328 or Kevin Woody at
(202)-551-
3629 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Sergio Chinos at
(202)-551-
7844 with any other questions.



FirstName LastNameDiedre Gray                           Sincerely,
Comapany NameBellRing Distribution, LLC
                                                        Division of Corporation
Finance
January 28, 2022 Page 2                                 Office of Manufacturing
FirstName LastName